

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 17, 2010

Mr. Gene S. Bertcher
Chief Financial Officer
New Concept Energy, Inc.
1755 Wittington Place, Suite 340
Dallas, Texas 75234

> **Re:** **New Concept Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 13, 2009**
> **Response letter dated January 19, 2010**
> **File No. 000-08187**

Dear Mr. Bertcher:

      We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We understand from your January 19, 2010 response letter that you would prefer to limit compliance with our prior comments to future filings. We believe you would need to establish a clear understanding of the revisions required in order to properly formulate a view on materiality; to include determining whether you are able to support your view on the ceiling test waiver request. We expect you will need additional disclosure (at a minimum) in your periodic reports to clarify your handling of the issues outlined in the February 12, 2010 letter to you from our

Office of the Chief Accountant, pertaining to your responses to prior comments 5, 6 and 7. We encourage you to resolve those issues expeditiously.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief